FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

June 29, 2011

VIA EDGAR CORRESPONDENCE

Stephanie Hunsaker

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:          Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 5, 2011

File No. 001-09924

Dear Ms. Hunsaker:

Enhancement of Citigroup Inc.’s (“Citigroup” or “Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated May 27, 2011.

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For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Citigroup Segments and Regions, page 5

1.     We note that certain of your prior period line items (e.g., fiscal year ended 2009 and 2008 net interest revenue, total revenues, net of interest expense, pretax segment income (loss), etc.) included in your segment disclosures on pages 14 through 33 differ from the amounts previously reported in your prior Form 10-K filings.  However, we were unable to locate disclosure addressing the reason(s) for these differences.  Please tell us and revise future filings to disclose why certain prior period amounts have changed from the amounts previously reported (e.g., transfer of assets or services between segments, discontinued operations, etc.).

We advise the Staff that the changes in the amounts noted by the Staff reflect the asset transfers from Citi Holdings to Citicorp during the first quarter of 2010.  Citi included the disclosure below on page 30 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and, on April 13, 2010, we furnished to the SEC a revised historical quarterly financial data supplement on Form 8-K to reflect such transfer.

“With Citi’s exit from the loss-sharing agreement with the U.S. government in December 2009, the Company conducted a broad review of the Citi Holdings asset base to determine which assets are strategically important to Citicorp. As a result of this analysis, approximately $61 billion of assets will be moved from Citi Holdings into Citicorp in the first quarter of 2010. The assets consist primarily of approximately $34 billion of U.S. mortgages that will be transferred to NA RCB, approximately $19 billion of commercial and corporate loans and securities related to core Citicorp clients, of which approximately $17 billion will be moved to S&B and the remainder to NA RCB, and approximately $5.0 billion of assets related to Citi’s Mexico asset management business that will be moved to LATAM RCB.”

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To the extent applicable, we will include disclosure on segment/business reclassifications in future filings in order to avoid reader confusion regarding changes to prior period amounts.

Item 1A. Risk Factors

The restrictions imposed on proprietary trading and..., page 54

2.     Please provide us with draft disclosure to be included in future filings that quantifies revenue generated from your proprietary trading business.

Please see Citi’s response to the Staff’s comment #42 below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funding and Liquidity, page 44

Liquidity Between Entities, page 47

3.     We note your disclosure that liquidity is generally transferable within the non-bank, subject to regulatory restrictions, if any, as well as the fact that the non-bank can generally transfer excess liquidity into the bank subsidiaries.  We also note your disclosure on page 44 that your non-bank “cashbox” totaled $94.5 billion which includes the liquidity portfolio and “cashbox” held in the United States as well as government bonds held by your broker-dealer entities in the United Kingdom and Japan, as well as the fact that you have cash deposited at various major central banks totaling $82.1 billion as of December 31, 2010.  We also note your disclosure on page 181 that you have indefinitely reinvested $32.1 billion of foreign earnings and would be subject to additional tax of $8.6 billion if the amounts were effectively repatriated.  Please tell us, and expand disclosure in future filings, if material, to address the effects on your liquidity of additional tax obligations that could become due if you choose to transfer cash and government bonds held by your foreign subsidiaries to the U.S. entities.

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We advise the Staff that, in its comment, the Staff is comparing two different disclosures which are not related.  With respect to the disclosures on page 181 of Citigroup’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), as we disclose, Citi would be subject to tax upon the repatriation of the currently indefinitely invested earnings of Citi’s non-U.S. subsidiaries (approximately $32.1 billion as of December 31, 2010).  These undistributed earnings represent capital currently held by Citi, and are not part of Citi’s overall aggregate liquidity resources.

Citi’s disclosures cited by the Staff on pages 44 and 47 of the 2010 Form 10-K, however, pertain to Citi’s aggregate liquidity resources as of December 31, 2010, which included highly liquid government and government-backed securities, such as government bonds held by Citi’s broker-dealer entities in the United Kingdom and Japan, as well as cash held at the various central banks overseas, and the intercompany transferability of these resources.  These resources, which do not include the amounts described on page 181, are generally freely transferable in that they can be placed as deposits with banking subsidiaries or loaned to non-U.S. subsidiaries without giving rise to incremental taxes. As such, we do not believe any additional disclosure is material or necessary regarding the impact on Citi’s liquidity or additional taxes that could become due upon the placement of liquidity between Citi entities.

Liquidity Risk Management, page 48

Liquidity Measures and Stress Testing, page 48

4.     We note your disclosure that you use a measure referred to as “cash capital” that measures your ability to fund the structurally illiquid portion of Citigroup’s balance sheet.  Your disclosure also states that as of December 31, 2010, both the non-bank and the aggregate bank subsidiaries had a significant excess of cash capital.  In order to increase the transparency of this metric, please enhance your disclosure in future filings to discuss how much “cash capital” you believe is required or targeted to be achieved at these different levels and whether the level of cash capital is growing or decreasing over time at the different bank and non-bank subsidiary levels.

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Citi advises the Staff that cash capital is an internal metric that Citi uses to measure and monitor its ability to fund the structurally illiquid portion of the balance sheet, as we disclosed on page 48 of the 2010 Form 10-K, on a specific product-by-product basis.  While cash capital is a methodology generally used by global financial institutions to provide a maturity structure matching assets and liabilities, there is a lack of standardization in this area and specific product-by-product assumptions vary by firm, which would make potential disclosure inconsistent and, we believe, difficult for investors to understand and compare across the industry. It is for this reason, among others, that we are not aware of any of our peers disclosing a specific, targeted level of cash capital.

In addition, as the Staff is likely aware, Citi, like other financial institutions, is awaiting further guidance from the Basel Committee on Banking Supervision and the applicable U.S. regulators regarding the Basel III liquidity standards, including without limitation the long-term, structural Net Stable Funding Ratio (“NSFR”), which we believe will provide a consistent definition regarding the calculation of the proportion of long-term assets funded by long-term, stable funding. (See our disclosure on pages 56 and 57 of the 2010 Form 10-K regarding the new Basel III liquidity standards.)

Moreover, Citi believes that it provides ample disclosure in its periodic filings regarding the current status of its aggregate liquidity resources, and we believe that investors have a clear understanding of Citi’s current strong liquidity position at both the bank and non-bank subsidiary levels.  For example, we disclose Citi’s structural liquidity ratio (page 48 of the 2010 Form 10-K), which is defined as the sum of deposits, long-term debt and stockholders’ equity as a percentage of total assets and which measures whether the asset base is funded by sufficiently long-dated liabilities. As disclosed, Citi’s structural liquidity ratio was 73% at December 31, 2010, 71% at September 30, 2010, and 73% at December 31, 2009.  In addition, as the Staff notes pursuant to comment #3 above, we have provided disclosure regarding our aggregate liquidity resources and the transferability of those liquidity resources on an intercompany basis.

Accordingly, for all the reasons set forth above, Citi does not intend to disclose specific “cash capital” targets in its future filings.  Of course, as further guidance becomes available regarding the new Basel III liquidity standards, including the NSFR, to the extent such metrics are reasonably likely to have a material impact on Citi’s liquidity and liquidity resources, Citi

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will provide disclosure in its future filings to increase the transparency of these metrics, and their impact on Citi.

5.     We were unable to locate a discussion of your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in your Management’s Discussion and Analysis.  However, we note disclosure of certain information related to guarantees in Note 28 and information about off-balance sheet securitization trusts in Note 22, but it is unclear if this reflects all of your off-balance sheet exposure and we note that it could be more transparently summarized in one place with cross-references that refer the reader to the appropriate sections of the document for further discussion.  Refer to Item 303(a)(4) of Regulation S-K for guidance.

In future filings, as we previously have done in our periodic filings, we will include a caption within our Management’s Discussion and Analysis for Off-Balance Sheet Arrangements.  In this section, we will cross reference to our “Securitizations and VIEs” and “Guarantees” notes, where applicable, as well as our “Significant Accounting Policies and Estimates - Securitizations” discussion in the Form 10-K.

Credit Risk, page 63

U.S. Consumer Mortgage Lending, page 72

6.     We note your disclosure that FHA and VA loans have high delinquency rates, but given the guarantees provided by the U.S. Government, you have experienced negligible credit losses on those loans.  Please tell us whether you have experienced any increases in denials of claim from the U.S. Government on these types of loans or on FHA/VA loans in GNMA-guaranteed securitizations.

Citi has not experienced [***] in claim denials from the U.S. Government on either owned FHA/VA loans or FHA/VA loans in GNMA-guaranteed securitizations in 2010 or 2011.  During this time, the collection experience on FHA/VA loans has been [***].

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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7.     We note your disclosure on page 72 that you have $50.0 billion of second mortgages, as well as your disclosure on page 75 that your mortgage portfolio includes $27.0 billion of first- and second-mortgage home equity lines of credit that are still within their revolving period and have not yet commenced amortization.  Please respond to the following regarding your second mortgages:

Citi’s North America Consumer portfolio consists of both residential first mortgages and home equity loans.  Home equity loans include both fixed rate home equity loans and loans extended under home equity lines of credit, both of which are typically in a junior lien position.  It should be noted that it is possible for a home equity loan to be in a first lien position.

•      Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan.  If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

When Citi is the owner or servicer of the first lien, we are able to track whether the first lien position is in default.  For all borrowers, Citi obtains refreshed credit bureau scores and other information that is used to manage account strategy.  [***].

•      Tell us and disclose the percentage of the second home equity loan portfolio where you also hold the first lien.

Because the Staff’s comment and the one immediately below relate to information that Citi has access to regarding first liens, we believe it is more meaningful to include first liens that we either own or service in this and the next response.  As of March 31, 2011, the percentage of mortgage loans in a second lien position where we also own or service the first lien was [***].  Because we do not manage the risk of mortgage loans in a junior

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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lien position differently based on the information gained from owning or servicing the first mortgage loan, we do not plan to disclose this percentage in future filings.

•      Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

The default and delinquency statistics for second liens where we also own or service the first lien have historically been better than those where we do not own or service the first lien.  As of March 31, 2011, the default percentages of these two categories were as follows:

	30+ DPD%	90+ DPD%
Stand-alone second liens	[***]	[***]
Second liens where we own or service the first lien	[***]	[***]
Total	[***]	[***]

•      Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the first- and second-mortgage home equity loans.

As further described in our response to the Staff’s comment immediately below, unlike credit cards, draw downs under home equity lines of credit do not have a “minimum amount due.”  During the draw period (the revolving period that allows the borrower to draw additional funds before the amortization period commences), the borrower is required to make contractual interest payments.  At the end of the draw period, the borrower is required to make principal and interest payments under the amortizing terms of the contract.  At any time during the draw period, the borrower may repay any of its

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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previous draws through payments in excess of the contractual interest due.  During the month of March 2011, [***] of borrowers still in the draw period made exactly the scheduled payment.  We do not plan to expand our disclosures for this statistic because we do not believe this metric is a relevant measure for home equity lines of credit.

•      Describe the terms of the home equity loans in more detail.  For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

As discussed above, home equity loans include both fixed rate home equity loans and loans extended under home equity lines of credit, both of which are typically in a junior lien position.  Citi’s fixed rate home equity loans are fully amortizing.  Citi’s home equity lines of credit historically had a 10-year draw period.  Beginning in June 2010, new originations of home equity lines of credit have a 5-year draw period as Citi changed these terms to mitigate risk due to the economic environment and declining home prices.  After the draw period, the loan has a 20-year amortization repayment period.  The following table summarizes the contractual conversions to amortizing loans for home equity lines of credit that were in their draw periods as of March 31, 2011:

(in billions of dollars)
Change to Amortizing	Balance	%
2011	[***]	[***]
2012	[***]	[***]
2013	[***]	[***]
2014	[***]	[***]
2015	[***]	[***]
2016+	[***]	[***]
Total	[***]	[***]

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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•                  Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

As of March 31, 2011, the 30+ and 90+ days past due delinquency rates where the loan was still in the contractual draw period were [***] and [***], respectively, whereas loans that were outside the contractual draw period and thus amortizing showed 30+ and 90+ days past due delinquency rates of [***] and [***], respectively.  During 2010, these rates [***]. In the first quarter of 2011, delinquency rates for amortizing loans [***]. Note that loans that are outside the contractual draw period and are amortizing have represented less than [***] of the total home equity lines of credit during the periods discussed above. Accordingly, a comparison of the trends is not meaningful.

Consumer Loan Modification Programs, page 85

8.              We note that you have a significant credit card portfolio and that as of December 31, 2010 you had $8.6 billion of on-balance sheet credit card loans outstanding for borrowers enrolled in a credit card modification program, approximately 68% of which are modifications that are considered to be troubled debt restructurings (TDRs).  Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events.  If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment.  For example, tell us whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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As noted in the Staff’s comment, 68% of the $8.6 billion (or $5.8 billion) of our modified credit card loans are considered to be troubled debt restructurings as of December 31, 2010.  Of the $5.8 billion of credit card loans considered to be troubled debt restructurings, [***] are related to borrowers in the United States.  As such, our response focuses on our U.S. practices.

Prior to February 2010, Citi’s credit card account agreements had provisions where the interest rate could be increased due to nonpayment, late payment or similar events.  There were generally two types of interest rate increases in this context:  (1) “penalty pricing,” in which a card member’s interest rate was increased after the borrower becomes delinquent on his or her credit card loan with Citi; and (2) “risk-based pricing,” in which the card member’s interest rate was increased due to deterioration in the borrower’s credit profile, such as a significant decline in his or her credit score.  Both types of rate increases had been applied to existing balances outstanding on the credit card.

With the implementation of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “CARD Act”), beginning in February 2010, the ability to increase the credit card account’s interest rate through penalty pricing or risk-based pricing was significantly restricted in the United States.  In implementing the provisions of the CARD Act, as a general practice, Citi [***].

We base the discount rate on the interest rate specific to the pool of restructured loans just prior to the modifications, which could include penalty pricing or risk-based pricing in accordance with the original contractual agreement with the borrower. ASC 310-40-35-12 states that “[t]he effective interest rate for a loan restructured in a troubled debt restructuring is based on the original contractual rate, not the rate specified in the restructuring agreement.” The original contract rate is distinguished from the rate on the loan after the modification, which may not be used as the discount rate to measure impairment. Further, ASC 310-40-35-8 states, “[f]or a loan that has been restructured in a troubled debt restructuring, the contractual

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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terms of the loan agreement refers to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.”

An individual credit card account may experience changes in its interest rate throughout its life and could have multiple rates applicable to different portions of the balance outstanding.  Up until the point at which a credit card loan is restructured, we are contractually entitled, based on the original contractual agreement with the borrower, to receive interest payments at a rate that could include risk-based or penalty pricing.  If we were to discount cash flows using a lower rate that does not include risk-based or penalty pricing, we would understate the concession made to the borrower by altering the terms of the original agreement (which included risk-based and penalty pricing provisions) to the terms of the restructured agreement. We believe the guidance included in ASC 310-40 noted above was specifically intended to capture the full extent of such concessions.  Therefore, we believe that using the rate just prior to the modification is in accordance with the requirement of ASC 310-40.

Furthermore, using the pre-modification rate for loans that may contractually reprice is analogous to the treatment of impaired variable interest rate loans under ASC 310-30-35-28, which states:

“If the loan’s contractual interest rate varies based on subsequent changes in an independent factor, such as an index or rate, for example, the prime rate, the London Interbank Offered Rate (LIBOR), or the U.S. Treasury bill weekly average, that loan’s effective interest rate may be calculated based on the factor as it changes over the life of the loan or may be fixed at the rate in effect at the date the loan meets the impairment criterion…”

In this situation, there is no option to use the initial rate in effect before any contractual rate adjustments are made.

In future filings, we intend to disclose that the original contractual effective rate is the pre-modification rate, which may include interest rate increases under the original contractual agreement with the borrower.

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9.              We note that the consumer loan TDR amounts, by loan type, presented in your tabular disclosure on page 85 differ slightly from the amounts presented in your long-term modification programs-summary tabular disclosure on page 87.  Please tell us the reason(s) for these variances.

The table on page 85 presents the breakdown of $26,623 million of Consumer loan TDRs as of December 31, 2010, by loan type. The long-term modification programs summary table on page 87 provides program-specific detail for Citigroup’s significant TDR programs, under which there are $22,036 million of loans as of December 31, 2010. The difference of $4,587 million of TDRs relates to numerous programs both in the United States and internationally that are not deemed significant.

Consumer Mortgage Representation and Warranties, page 90

Representation and Warranty Claims - By Claimant, page 92

10.       We note footnote one to your table of representation and warranty claims by claimant that the line for mortgage insurers represents the insurers rejection of a claims for reimbursement that has yet to be resolved, and that to the extent that the insurance will not cover the claim, you may have to make the GSE or private investor whole.  Please respond to the following and enhance your disclosure in future filings to address the following:

Due to the insignificant activity related to mortgage insurers, as demonstrated by the table of representation and warranty claims by claimant, mortgage insurer rejection of claims is not a material factor in Citi’s estimate of the repurchase reserve and, accordingly, we do not plan to enhance our disclosure on the matters below.  Our responses to the Staff’s specific questions follow:

•                  Clarify where investor repurchase demands due to lack of insurance show up in the table.  For example, tell us whether the line item for mortgage insurers will later ultimately be reflected in the GSEs or private investors repurchase request in the table;

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Mortgage insurance claims relate to instances where the mortgage insurer on a loan rescinds coverage.  The claims from mortgage insurers will not be reflected as a GSE or private investor repurchase request.  However, if we are unable to reinstate the mortgage insurance, and where such a rescission constitutes a breach of the representations and warranties made by Citigroup to the holder of the mortgage, we are required to repurchase the loan from or indemnify (make-whole) the investor.  Such repurchases or indemnifications are reflected as GSE or private investor repurchases or make-wholes, as applicable.

•                  Tell us whether you have statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands;

We do track the percentage of mortgage insurance rescissions that result in repurchase or make-whole.  Historically, approximately [***] of mortgage insurance rescissions have resulted in repurchases or make-wholes, while for the remainder the insurance has been reinstated.

•                  Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage;

Where we have determined that the mortgage insurance was accurately rescinded under the specific policy and the insurance coverage will not be reinstated, and where such a rescission constitutes a breach of the representations and warranties made by Citigroup to the holder of the mortgage, we have an obligation to report the rescission and repurchase the loan or indemnify the investor.

•                  Tell us when and how you establish reserves for mortgage insurance rescissions, particularly where there is not a repurchase demand; and

The repurchase reserve is established for the exposure to loss from the obligation to repurchase previously sold loans, which includes repurchases associated with mortgage

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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insurance rescissions.  As we disclosed in detail on pages 90-92 of the 2010 Form 10-K, the appropriateness of the reserve level is reviewed quarterly and is based on historical experience and projections of future repurchase activity, including that related to mortgage insurance rescission.

•                  Tell us your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

For the last four quarters, the rate of reinstatement was approximately [***]. However, as noted above, overall activity related to mortgage insurers has not been significant.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 139

Repurchase and Resale Agreements, page 141

11.       We note your disclosure that where the conditions of ASC 210-20-45-11 are met, repos and reverse repos are presented net on the consolidated balance sheet.  Please respond to the following:

•                  Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes.  As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near December 31, 2010 and 2009 and tell us whether the conversions were done at the request of the counterparty.

•                  To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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whether the changes are determined at a later date and documented separately at that date.

All open transactions executed under the Master Repurchase Agreement (“MRA”) are subject to Citigroup’s standard annex to the MRA.  The annex to the MRA states:

“Whenever the parties enter into a Transaction on an ‘open basis’, it is understood that the Transaction will terminate on the next succeeding Business Day, and that on any day that a Transaction is terminating, the parties may enter into a new Transaction (which may be accomplished by resetting the rate) which will, itself, terminate on the next succeeding Business Day. In all cases, unless the parties have agreed otherwise, ‘open’ Transactions will settle following termination in accordance with the normal timeframe determined in accordance with market practice.”

This language constitutes a daily maturity satisfying the requirement for an explicit settlement date under ASC 210-20-45-11.  Provided that the remaining requirements of ASC 210-20-45-11 are met, assets and liabilities associated with the subject transactions are presented net on the balance sheet.  No fees are paid in connection with the specified daily termination and the terminations are immediately effective according to the terms of the annex (i.e., no additional documentation is necessary.)

Citigroup positively affirms the subject transactions on a daily basis, including adjustment of rate and notional amount of the funding.  Absent said affirmation, the transactions terminate and settle.  Terminations and related settlements, in whole or in part, occur regularly in the normal course of business.

Related balances are as follows:

	December 31, 2010	December 31, 2009
Balance of securities purchased under open MRA and annex	[***]	[***]
Balance of securities sold under open MRA and annex	[***]	[***]

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Portion subject to netting under ASC 210-20-45-11	[***]	[***]

Note 6. Commissions and Fees, page 163

12.       We note your tabular disclosure here related to the various types of commissions and fees earned for each period.  We also note you briefly address revenue recognition related to the different sources of commissions and fees in your accounting policies in Note 1 on page 148.  However, in order to provide more clear and transparent disclosure surrounding these primary sources of revenue, please tell us and revise future filings either here or in your accounting policy footnote to provide a more thorough narrative disclosure of how these revenue streams are recognized.  For example, please ensure your disclosure addresses the following:

•                  As it relates to investment banking fees, clarify whether they are recognized net of expenses, and address how non-reimbursed expenses are accounted for and classified;

Investment banking fees include fees relating to underwriting and advisory services.  Investment banking fees are recognized when Citi’s performance under the terms of the contractual arrangements is completed, which is typically at the closing of the transaction.  Underwriting revenue is recorded in Commissions and fees net of both reimbursable and non-reimbursable expenses, consistent with the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities (codified in ASC 940-605-05-1).  Expenses associated with advisory transactions are recorded in Other operating expenses, net of client reimbursements. Out-of-pocket expenses are deferred and recognized at the time the related revenue is recognized.  In general, expenses incurred related to investment banking transactions that fail to close (are not consummated) are recorded gross in Other operating expenses.

•                  Address how and when advisory fees are recognized and the category those fees are classified within;

M&A advisory fees are recognized when all terms of the contractual arrangements are completed, which is typically at the closing of the transaction.  These fees are included

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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within the Investment Banking line of the Commissions and Fees note, as referenced above.

•                  Address what is included in the “trading-related” line item and whether this just represents the fee received from the client and whether the gain or loss related to the same transaction is included within another line item, such as principal transactions;

Trading-related fees typically include three revenue streams.  The first is commission revenues when Citi acts as agent for the client and earns a fee for executing transactions over-the-counter as well as on various exchanges, such as the NYSE, options and futures exchanges, etc.  The second is from client purchases of mutual funds, insurance and annuity products, whereby Citi earns revenue upon executing the purchase as well as on-going commissions based on the value of the client’s assets.  Citi also earns fee income for assisting clients in clearing transactions, providing brokerage services, and other such activities.  Revenue generated from these activities is recorded in Commissions and fees. Gains or losses, if any, on these transactions are included in Principal transactions.

•                  Address the types of fees included within the other consumer line item and disclose whether those fee types were impacted by any recent regulatory provisions; and

There are numerous and varied fees included within the Other consumer line, the most significant of which are fees for investment fund administration and management, third-party collections and commercial demand deposit accounts.  These fees have not been, and are not expected to be, materially impacted by any recent regulatory provisions.

•                  Address the typical types of fees classified within “corporation finance.”

The vast majority of Corporate finance fees are earned from structuring and underwriting loan syndications.

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In response to the Staff’s comment, in future filings, Citi intends to provide additional disclosure similar to the following relating to revenue recognition of certain of the items included in the Commissions and Fees note:

Credit cards and bank cards fees are substantially composed of interchange revenue and certain card fees, reduced by rewards program costs. Interchange revenue and fees are recognized when earned, except for annual card fees, which are deferred and amortized on a straight-line basis over a 12-month period.  Rewards costs are recognized when points are earned by the customers.

Fees from investment banking, advisory and corporate finance activities are recognized when Citi’s performance under the terms of the contractual arrangements is completed, which is typically at the closing of the transaction.  Underwriting revenue is recorded in Commissions and fees net of both reimbursable and non-reimbursable expenses, consistent with the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities (codified in ASC 940-605-05-1).  Expenses associated with advisory transactions are recorded in Other operating expenses, net of client reimbursements.  Out-of-pocket expenses are deferred and recognized at the time the related revenue is recognized.  In general, expenses incurred related to investment banking transactions that fail to close (are not consummated) are recorded gross in Other operating expenses.  Fees from trading-related activities are recognized when earned.

Note 7. Principal Transactions, page 164

13.       We note your tabular disclosure of the principal transactions revenue by reporting segment and by contract type.  Please respond to the following and expand your disclosures in future filings to address the following:

•                  Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the trading revenue by type of risk and how those instruments affect the financial statement line items.  For example, discuss how interest rate contracts generate trading revenue (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc).

Through our Securities & Banking (“S&B”) business, Citi transacts with clients across the trading products that generate trading revenue, including fixed income, currencies, equities and commodities in both cash instruments and derivatives.  Citi acts as a market

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maker to facilitate transactions and earns the difference between the price at which it buys and sells the products.  Additionally, inventory is held to enable Citi to meet client demand.  The price differential between the buys and sells (realized gains and losses) and the unrealized gains and losses on the inventory are recorded in Principal transactions.  Interest income earned on inventory held is recorded as a component of Net interest revenue.  Citi also earns fee income for assisting clients in clearing transactions, providing brokerage services, and other such activities.  Revenue generated from these activities is recorded in Commissions and fees.

•                  Describe the significant drivers of the principal transactions revenue.  For example, discuss how much of the revenue is driven by transaction fees (if classified here) versus changes in fair value of the instruments.

As discussed above, principal transactions revenue is driven primarily by changes in fair value and not through the generation of fees.

•                  Tell us in more detail how principal transactions revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected.  For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the principal transactions revenue you would recognize is the other side of the swap transaction that the customer requested.

Principal transactions revenue is recognized as a result of our market making activities.  Broadly, we try to match buyers and sellers or to aggregate risk and offset it more efficiently.  Typically, no separate fee is charged. Thus, in your foreign exchange swap example, Citi would take the other side of the swap.  Citi would then aggregate it with its other similar transactions and manage its net risk position by, for example, entering into offsetting swaps with other counterparties.

•                  Describe the types of principal transactions revenue streams recognized from structured credit products, which are included as part of credit derivatives.

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The revenue streams recognized from structured credit products are the same as for the other market making activities.  They include transacting credit default swaps and credit options and buying and selling CDO and CLO securities.

In response to the Staff’s comments, in future filings, Citi intends to provide additional disclosure similar to the following above the S&B segment information and table in MD&A:

“S&B transacts with clients across the trading products spectrum, including fixed income, currencies, equities and commodities in both cash instruments and derivatives.  S&B acts as a market maker to facilitate transactions and earns the differential between the price at which it buys and sells the products.  Additionally, inventory is held to enable S&B to meet client demand.  The price differential between the buys and sells and the unrealized gains and losses on the inventory are recorded in Principal transactions.  Interest income earned on inventory held is recorded as a component of Net interest revenue.  S&B also earns fee income for assisting clients in clearing transactions, providing brokerage services, and other such activities.  Revenue generated from these activities is recorded in Commissions and fees.”

Note 16. Loans, page 195

Consumer Loan, page 195

14.       We note your tabular disclosures related to the aging of past due consumer loans on page 196.  Please revise this disclosure in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days.  Refer to ASC 310-10-55-9 for guidance.

ASC 310-10-50-7A requires that “[a]n entity shall provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.”  Paragraph 310-10-55-9 provides a table that “illustrates certain of the disclosures required by paragraphs 310-10-50-7(b) and 310-10-50-7A” [emphasis added]. That example provides delinquency information for financing receivables that are 30-59 days past due, 60-89 days past due and greater than 90 days past due.  We believe that the delinquency captions in the table in 310-10-55-9 were provided, as

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stated therein, for illustrative purposes only, as ASC 310-10-50-7A does not mandate the specific delinquency periods to be reported.

We believe that segregating Consumer loans by “30-89 days past due” and “90+ days past due” provides investors with the most meaningful delinquency information.  Citi has used this categorization for many years as a standard metric for disclosure both to investors and analysts as well as to various regulators.  For example, Citi presents this information in quarterly financial data supplements (furnished under Form 8-K) and earnings review presentations (available on Citi’s website), as well as in Consumer loan delinquency disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our quarterly and annual SEC filings, and in bank regulatory filings. As such, we do not believe that further gradation of “30-89 days past due” amounts into 30-59 and 60-89 days past due will provide more meaningful information to the readers of Citi’s financial statements.

15.       Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment.  Refer to ASC 310-10-50-15(d).

ASC 310-10-50-15(d) requires disclosure of “the entity’s policy for determining which loans the entity assesses for impairment under Section 310-10-35.”  Our disclosure in the Allowance for Loan Losses — Consumer loans section of the Summary of Significant Accounting Policies note on page 143 states the following:

“In addition, valuation allowances are determined for impaired smaller-balance homogeneous loans whose terms have been modified due to the borrowers’ financial difficulties and where it has been determined that a concession was granted to the borrower. Such modifications may include interest rate reductions, principal forgiveness and/or term extensions. Where long-term concessions have been granted, such modifications are accounted for as troubled debt restructurings (TDRs). The allowance for loan losses for TDRs is determined in accordance with ASC 310-10-35 by comparing expected cash flows of the loans discounted at the loans’ original effective interest rates to the carrying value of the loans. Where short-term concessions have been granted, the

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allowance for loan losses is materially consistent with the requirements of ASC 310-10-35.”

The impairment policy for classifiably managed Consumer loans is consistent with the policy followed for Corporate loans as described in the Allowance for Loan Losses — Corporate loans section (page 143) of Note 1.  The Reserve Estimates and Policies section (page 144) of Note 1 further describes the allowance for loan loss estimate for classifiably managed loans, including Consumer loans.

In future filings, we intend to include additional disclosure to state, “Classifiably managed Consumer loans are evaluated for impairment in a manner consistent with that for Corporate loans, as described above. That is, an asset-specific component is calculated under ASC 310-10-35 on an individual basis for larger-balance, non-homogeneous loans which are considered impaired and the allowance for the remainder of the classifiably managed Consumer loan portfolio is calculated under ASC 450 using a statistical methodology, supplemented by management adjustment.”

16.       Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(3) for each period presented.

ASC 310-10-50-15(c)(3) requires disclosure of “[t]he amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired, if practicable.” Our filings disclose the amount of interest income recognized during the time within that period that the loans were impaired (as required by ASC 310-10-50-15(c)(2)).  However, we have historically not reported the portion of that interest income recognized on a cash basis, under the practicability exception provided by ASC 310-10-50-15(c)(3). Given that disclosure of interest income recognized using a cash basis method of accounting is now required by loan class and, therefore, must be presented on a more granular basis as a result of ASU 2010-20, we will continue not to report this cash-basis amount separately, as allowed under the practicability exception.   In future filings, we will add a footnote to the Impaired Consumer Loans table in the Loans note to clarify that such interest income “includes amounts recognized on both an accrual and cash basis.”

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17.       We note from your disclosure on page 195 that you identified two portfolio segments, consumer and corporate.  In addition, we note that a segment is defined in ASU 2010-20 as the level at which you develop and document a systematic methodology to determine your allowance for credit losses.  Given the unique characteristics of your home equity portfolio (classified as part of your mortgage and real estate class), please tell us how you determined that your home equity portfolio did not meet the definition of a portfolio segment.

As described in the Allowance for Loan Losses — Consumer Loans section of Note 1, the allowance for credit losses for delinquency-managed, smaller balance homogeneous Consumer loans, such as Citi’s home equity loans, is estimated using a methodology consistent with that used for other smaller balance Consumer loans.  This methodology includes a “migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect economic trends and conditions.”  As also disclosed in Note 1, housing prices are considered as part of these analyses, as are unemployment and other indicators.  Given the consistency of approach in deriving the allowance for loan losses for all classes of Consumer loans, we did not deem it appropriate to treat the home equity product as a separate portfolio segment.   Rather, we believe that it is appropriate for our home equity loans to be a separate class of loans as defined by ASU 2010-20, and have disclosed them as such.

18.       Please revise future filings to disclose the information required by ASC 301-10-50- 15(a)(3)(ii) for your impaired consumer loans as of each balance sheet date presented.

ASC 310-10-50-15(a)(3)(ii) requires, as of the date of each balance sheet presented, disclosure of “[t]he amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with Section 310-10-35.” Footnote (2) to the Impaired Consumer Loans table in Note 16 on page 197 provided this information as of December 31, 2010, but not as of December 31, 2009. We will provide this information as of each balance sheet date presented in future filings.

19.       We note your disclosure on page 197 related to impaired consumer loans.  Please revise future filings to disclose your policy for recognizing interest income and how

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cash receipts are recorded on each class of impaired consumer loans.  Refer to ASC 310-10-50-15(b).

ASC 310-10-50-15(b) requires disclosure of “[t]he entity’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded.”  Our disclosure in the Loans - Consumer loans section of Note 1 on page 142 states the following:

“As a general rule, interest accrual ceases for installment and real estate (both open- and closed-end) loans when payments are 90 days contractually past due. For credit cards and unsecured revolving loans, however, Citi generally accrues interest until payments are 180 days past due. Loans that have been modified to grant a short-term or long-term concession to a borrower who is in financial difficulty may not be accruing interest at the time of the modification. The policy for returning such modified loans to accrual status varies by product and/or region. In most cases, a minimum number of payments (ranging from one to six) are required, while in other cases the loan is never returned to accrual status.”

Cash interest receipts on delinquency-managed Consumer loans are generally recorded as revenue, since applying these payments to the principal balance of these smaller-balance loans would be operationally burdensome and thus not cost-beneficial.   It should be noted that less than [***] of the total amount of Consumer TDR loans as of March 31, 2011 was nonaccrual loans.  The interest recognition policy for classifiably-managed Consumer loans is identical to that for Corporate loans, as described in the Loans - Corporate loans section on page 142.  In future filings, we intend to add the following disclosure:

“Cash interest receipts on delinquency-managed Consumer loans are generally recorded as revenue.   The interest recognition policy for classifiably-managed Consumer loans is identical to that for Corporate loans, as described above.”

Corporate Loans, page 198

20.       Please revise future filings to disclose your policy for determining past due or delinquency status on corporate loans.  Refer to ASC 310-10-50-6(e).

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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We will revise our future filings to state that Corporate loans are considered past due when principal or interest is contractually due but unpaid.

21.       We refer to your disclosure on pages 198 and 199 related to credit quality indicators for corporate loans.  We note that your corporate loans are evaluated using investment grade or non-investment grade as the primary credit quality indicator.  We also note that your determination of classification within these credit quality indicator categories is based on internal risk ratings, which generally correspond to the ratings as defined by S&P and Moody’s.  Please revise future filings to more thoroughly describe your ratings process, including the different ratings grades applied and specific factors used to determine the credit quality of the loans.  Further, please tell us and consider revising future filings to address how the non-investment grade classification correlates to the regulatory loan classifications of special mention, substandard or doubtful since this information could provide meaningful information to investors and other financial statement users.

In response to the Staff’s comment, Citi intends to include additional disclosure similar to the following in its future filings:

“Citigroup has established a risk management process to monitor, evaluate and manage the principal risks associated with its Corporate loan portfolio. As part of its risk management process, Citi assigns numeric risk ratings to its Corporate loan facilities based on quantitative and qualitative assessments of the obligor and facility. These risk ratings are reviewed at least annually or more often if material events related to the obligor or facility warrant.  Factors considered in assigning the risk ratings include: financial condition of the borrower, qualitative assessment of management and strategy, amount and sources of repayment, amount and type of collateral and guarantee arrangements, amount and type of any contingencies associated with the borrower, and the borrower’s industry and geography.

The obligor risk ratings are defined by ranges of default probabilities.  The facility risk ratings are defined by ranges of loss norms, which are the product of the probability of default and the loss given default. The investment grade rating categories are similar to the category BBB-/Baa3 and above as defined by S&P and Moody’s. Loans classified according to the bank

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regulatory definitions as special mention, substandard and doubtful will have risk ratings within the non-investment grade categories.”

Note 17. Allowance for Credit Losses, page 202

22.       Please tell us whether your allowance for credit losses determined in accordance with ASC 450-20 factors in contractual interest payments not expected to be collected on the loan.  If so, tell us how your model captures this expectation and consider providing further disclosure about this in your future filings.

The allowance for loan losses calculated under ASC 450-20 for Citi’s loan portfolios (other than credit card loans) represents management’s best estimate of probable losses of principal inherent in those loan portfolios as of the balance sheet date. Citi considers uncollectible future interest payments in accordance with its non-accrual loan policies, as described in Note 1 of the 2010 Form 10-K.

Because credit card loan amounts include accrued credit card interest, the allowance for loan losses for credit card loans determined in accordance with ASC 450-20 considers both contractual principal and accrued interest not expected to be collected. As disclosed on page 143 in Note 1 of the 2010 Form 10-K, the estimation process for the allowance for loan losses for smaller-balance homogeneous Consumer loans, including credit card loans, includes a migration analysis whereby “historical delinquency and credit loss experience is applied to the current aging of the portfolio.”

For impaired loans where the allowance for loan losses is calculated under ASC 310-10, Citi evaluates all principal and interest cash flows expected to be received over the estimated life of the loan.

In future filings, our disclosure will explicitly state, “Citi’s allowance for loan losses under ASC 450-20 only considers contractual principal amounts due, except for credit card loans where estimated loss amounts related to accrued interest receivable are also included.”

Note 22. Securitizations and Variable Interest Entities, page 211

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Mortgage Securitizations, page 220

23.       We note that you consolidate certain of your non-agency-sponsored mortgage securitizations and do not consolidate certain others since you do not hold both (1) the power to direct the activities and (2) the obligation to either absorb losses or the right to receive benefits that could be potentially significant.  Please tell us, and expand your disclosure in future filings to address, the specific key differences resulting in the non-consolidation of certain of your non-agency-sponsored mortgage securitizations.  For example, clarify whether the key difference is the lack of power over those trusts, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant.  Please also clarify how or why certain deals are structured to result in these criteria being met, and clarify the parties that drive the decision.

We have concluded that servicing represents the activity that most significantly impacts the economic performance of non-agency-sponsored mortgage securitization variable interest entities (“VIEs”).

We have interests in certain non-agency-sponsored mortgage securitization entities for which we are not the servicer and we do not consolidate those entities because we do not have the power to direct the activities that most significantly impact their economic performance.

Certain other non-agency-sponsored mortgage securitizations for which we are the servicer are not consolidated because the servicing fee is not a variable interest under ASC 810-10-55-37 (as amended by FAS 167).  Under that guidance, fees paid to a legal entity’s decision maker are not a variable interest if six conditions are met, including a requirement that the decision maker does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns.  In many cases where Citi is the servicer, Citi either does not have any other interests or does not have interests that absorb a more than insignificant amount of variability.  Therefore, as long as the other conditions of ASC 810-10-55-37 are met, Citi is acting in a fiduciary role and is not deemed to be the primary beneficiary of the entity.

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We have not structured certain deals to result in the criteria for non-consolidation being met.  All of our non-agency-sponsored mortgage securitizations were structured prior to the adoption of FAS 167.

Note 17 of our 2011 first quarter Form 10-Q (“First Quarter 2011 Form 10-Q”) states (page 130):

“In certain instances, the Company has (1) the power to direct the activities and (2) the obligation to either absorb losses or right to receive benefits that could be potentially significant to its non-agency-sponsored mortgage securitizations and, therefore, is the primary beneficiary and consolidates the SPE.”

In response to the Staff’s comments, we intend to expand our existing disclosures in our future filings by adding the following to the above paragraph:

“The Company does not consolidate certain non-agency-sponsored mortgage securitizations because Citi is either not the servicer with the power to direct the significant activities of the entity or Citi is the servicer but the servicing relationship is deemed to be a fiduciary relationship and, therefore, Citi is not deemed to be the primary beneficiary of the entity.”

24.       We note your disclosure on page 221 of the key assumptions used to measure the fair value of retained interests as of the date of sale or securitization of mortgage receivables.  Given the wide range of assumptions, for example, discount rate between 0.8% to 44.9% for non-agency-sponsored mortgages, and range of anticipated net credit losses of 13% to 80% for non-agency-sponsored mortgages, please revise to provide more granular detail by type of retained interest held, such as highly rated and senior in the capital structure, to unrated and/or residual interests.  Please also provide similar disclosure for your other retained interests where there are a broad range of assumptions.

Given the wide range of assumptions used to measure the fair value of retained interests as noted by the Staff, in future filings we intend to provide a more disaggregated disclosure of the non-agency sponsored retained interests by separately presenting the range in key

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assumptions for senior and subordinated interests.  We also intend to provide supplemental disclosure of the weighted average discount rate, constant prepayment rate and credit loss assumptions.   We believe this weighted average disclosure, along with further disaggregation of the critical assumptions according to senior and subordinated interests, will be more informative and meaningful to the financial statement user.   Accordingly, Citi intends to include additional disclosure similar to the following in our future filings:

Key assumptions used in measuring the fair value of retained interests at the date of sale or securitization of mortgage receivables for the quarter ended June 30, 2011 are as follows:

June 30, 2011

	U.S. agency-		Non-agency-sponsored mortgages
	sponsored mortgages		Senior Interests		Subordinated Interests
Weighted average discount rate	XX	%	XX	%	XX	%
Weighted average constant prepayment rate	XX	%	XX	%	XX	%
Weighted average credit loss assumption	XX	%	XX	%	XX	%

Disclosure of retained interests as senior and subordinated is indicative of the interests’ position in the capital structure of the securitization.

At June 30, 2011, the key assumptions used to value retained interests were as follows:

June 30, 2011

	U.S. agency-		Non-agency-sponsored mortgages
	sponsored mortgages		Senior Interests		Subordinated Interests
Weighted average discount rate	XX	%	XX	%	XX	%

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Weighted average constant prepayment rate	XX	%	XX	%	XX	%
Weighted average credit loss assumption	XX	%	XX	%	XX	%

Re-securitizations, page 223

25.       We note that you re-securitized $33.2 billion of debt securities during 2010, and that you do not consolidate any private-label or agency re-securitization entities.  Please respond to the following:

•                  Provide us with your accounting analysis which more fully describes the re-securitizations that took place during 2010, including how you determined that you were not required to consolidate the trusts.

Re-securitizations utilize one underlying security that is split into two or more bonds with the subordinate security or securities providing additional credit support to the senior class or redirecting interest rate risk to or away from certain tranches.  The former scenario is typical of the re-securitization of securities originally issued by a private company (known as private label) and focuses on credit enhancement. The latter is typical of the re-securitization of securities originally issued by a U.S. government-sponsored entity (known as agency) and focuses on changing the interest or prepayment cash flows generated by the underlying security.  Under Codification Topic 810 (“ASC 810”), Citigroup will consolidate a re-securitization variable interest entity (VIE) if it has both:

a.               The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

b.              The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

Possibility of Significant Economic Losses or Benefits

For certain re-securitizations, Citigroup retains interests in a portion of the re-securitization VIE that Citigroup deems to be potentially significant.  However, for

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private- label and agency re-securitizations executed during 2010, on average, Citigroup retained interests of approximately 4% and 3%, respectively, of the re-securitized bonds’ fair value.

Decision-Making Power over Activities that Most Significantly Impact Economic Performance

After inception, a re-securitization VIE’s ongoing activities are administrative in nature and do not have a significant impact on the entity’s economic performance.  Such activities are passive in nature and include collecting the cash flows from the underlying securities and paying the returns to the investors according to the re-securitization VIE’s specified waterfall. The underlying mortgage-backed securities held by re-securitization vehicles do not require active servicing (the servicing is performed by the servicer of the underlying mortgage securitization vehicle) and the key economic terms of the transaction are agreed upon by Citigroup, the investor(s), and other parties at inception of the transaction.  Going forward, the VIE operates as specifically defined in the transaction documents.  Therefore, the analysis of which party, if any, has power over the VIE focuses on the activities associated with the design and creation of the entity.  The re-securitization design activities that Citigroup considers important for the power analysis include:

•                  Selection of the private-label or agency security to re-securitize;

•                  Determining the terms of the classes of variable interest(s) to be issued by the re-securitization VIE to achieve the desired rating in the senior tranche (primarily relevant for private-label transactions); and

•                  Determining the terms of the classes of variable interest(s) to be issued by the re-securitization VIE to redirect interest rate risk (primarily relevant for agency transactions).

ASC 810-10-25-38D (pre-codification FAS 167, paragraph 14D) indicates power is considered to be shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and consent is required between the parties sharing power.  For substantially all re-securitization transactions Citigroup concluded that power is shared among Citigroup and the third-party investor(s), because the final design of the entity is based on bilateral

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negotiations and agreement between Citigroup and the third-party investor(s).  The third-party investor(s) hold significant variable interests issued by the VIE, which typically represent a significant majority of the total fair value of the re-securitized bond.  In our view, the analysis of which party has power over the re-securitization VIE does not change based upon which party initiates the discussions to form the re-securitization VIE (i.e., either Citigroup purchases a bond to re-securitize and seeks an investor or a client approaches Citigroup to perform a specific re-securitization).  For agency, Citigroup provides the underlying agency-backed security to be re-securitized to the U.S. government agency (Fannie Mae, Freddie Mac or Ginnie Mae) which then executes the re-securitization through its own VIE. Citigroup provides the U.S. government agency with the re-securitization specifications based on instructions from and negotiations with third-party investors.

Summary

For re-securitizations executed during 2010, the third-party investor(s) held a significant majority of the total fair value of the re-securitization bonds, while Citigroup retained a relatively small percentage of the capital structure. Citigroup and the significant third-party investor(s) shared power over the design and creation activities of the re-securitization VIEs. Thus, Citigroup concluded it should not consolidate the re-securitization VIEs it executed during 2010.

•                  Tell us whether you participated in any re-securitization activities during 2009 or prior periods and, if so, please tell us the amount of debt securities that were re-securitized for each period as well as the amount of your interest held in the unconsolidated re-securitization trusts as of each period end.

Citigroup participated in the re-securitization market during 2009 and prior periods.  During the years ended December 31, 2008 and 2009, Citigroup transferred private-label securities with original loan proceeds of approximately [***] and [***], respectively, to re-securitization entities.  As of December 31, 2008 and 2009, the market value of Citigroup-owned interests in private-label re-securitization transactions structured by Citigroup totaled approximately [***] and [***], respectively, which are recorded in Trading account assets.

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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During the years ended December 31, 2008 and 2009, Citigroup transferred agency securities with a principal amount of approximately [***] and [***], respectively, to re-securitization VIEs.  As of December 31, 2008 and 2009, the market value of Citigroup-owned interests in agency re-securitization transactions structured by Citigroup totaled approximately [***] and [***], respectively, which are recorded in Trading account assets.

•                  In situations where you are doing re-securitizations for your own liquidity or capital purposes, tell us the other parties involved that have discretion over the design of the trust.

Citigroup does not distinguish between re-securitizations that are done for Citigroup’s own liquidity and capital purposes and those done for clients.  A re-securitization will have capital and liquidity impacts irrespective of whether it is initiated by Citigroup or by a client.

In general, Citigroup executes re-securitization transactions in its market making capacity, which often results in Citigroup’s purchasing and selling the underlying bond on a short-term basis. One exception occurred in August 2010, related to three private-label bonds held by Citi Holdings in the AFS portfolio, when Citigroup performed a re-securitization of those bonds for its own liquidity and capital purposes. For these three private-label re-securitizations, Citigroup transferred securities with a fair value of approximately [***] and Citigroup retained no interest. One third-party investor purchased over [***]of various tranches of economic interests issued by the re-securitization VIEs. Accordingly, Citigroup concluded that it should not consolidate these three VIEs.

•                  In situations where you are doing re-securitizations based on requests from clients, tell us the types of parties that request your assistance in performing the re-securitization and discuss their role in the design of the trust and in the structure of the securities to be issued.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Citigroup re-securitization services are provided to clients based upon their specific investment objectives.  For private label, clients provide the amount of credit risk they are seeking to invest in, which dictates the number and size of various tranches to be issued, including senior (AAA-rated) or subordinated (below AAA-rated).  For agency, as referenced above, Citigroup utilizes agency-established trusts to perform the re-securitization according to the agency’s guidelines. Clients provide further specifications regarding the amount of interest rate and prepayment risk they are seeking for an investment. For private label, Citigroup utilizes rating agency criteria in negotiating the specific terms for re-securitization VIEs. Citigroup’s re-securitization VIEs are based upon a structure and transaction documentation that is common in the marketplace with few, if any, differences among the banks which are active in their execution.

The third-party investor(s) seeking either rating agency AAA-rated or investment-grade securities are typically insurance companies and banks.  One of the reasons for seeking investment-grade tranches is that these investor entities face regulatory restrictions on the types and quality of investments they may hold.  The investors interested in below-investment-grade tranches include private equity funds and hedge funds that are seeking, among other things, additional yield.

Whether the client is seeking to invest in the senior or subordinated tranche of the re-securitization VIE, Citigroup incorporates the client’s structural input up to and including the new security’s issuance date to ensure the transaction meets the client’s investment objectives.  By working closely with at least one significant third-party investor in the design of the re-securitization VIE, Citigroup shares design and creation responsibilities.

•                  Tell us whether you performed any re-securitizations where you did not retain a variable interest that could potentially be significant to the trust.

For the private-label re-securitizations of the three AFS securities executed during 2010 totaling [***] noted above, Citigroup did not retain a variable interest that could potentially be significant to the trust.  For agency re-securitizations executed during 2010, Citigroup typically did not retain a variable interest that could be potentially significant to

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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the trust.  On average, Citigroup retained interests with a fair value of approximately 3% of the total agency re-securitization fair value.

26.       On a related note, we were unable to locate disclosure of your total involvement with the re-securitization trusts’ assets within your tabular disclosure on page 212.  Please tell us and revise future filings to disclose where your total interest with these re-securitization trusts is presented within this tabular disclosure.

Citigroup includes both its private-label and agency re-securitization VIEs in the Mortgage Securitization line item in the first table in Note 22, Securitizations and Variable Interest Entities, under Non-agency-sponsored and U.S. agency-sponsored, respectively.  In future filings, Citigroup will add a footnote to the table to clarify the location of the disclosure.

Note 24. Concentrations of Credit Risk, page 239

27.       We note that your third largest exposure to credit risk is with the Japanese government, and is composed of investment securities, loans and trading assets.  We also note your disclosure on page 29 related to exposure and credit risk in the Japan Consumer Finance business, your disclosure on page 44 related to investments in Japanese bonds held for funding and liquidity purposes, and your disclosure on page 57 related to proposed interest rate legislation in Japan and the effect that could have on your deferred tax asset.  Considering the significant events that have taken place in Japan during March 2011, please tell us and revise future filings, as appropriate, to address the effect of these events on your exposures in Japan and to the Japanese government, including any actions you have taken or adjustments to your financial statements that you have made as a result of these events.

Citi considered the events of March 2011 in Japan in reviewing its disclosures for the First Quarter 2011 Form 10-Q and determined no disclosure was necessary as the events have not had, to date, a material impact on our financial statements or results of operations.

As we discussed in Citigroup’s first quarter 2011 earnings call (April 18, 2011), two of our Japanese businesses were insignificantly impacted by the events of March 2011. In CitiFinancial, approximately $55 million of additional reserves were added relating to the

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mortgage and unsecured loan portfolios.  In Private Equities (part of Citi Holdings), there was an approximate $45 million loss in market value. There were some initial trading losses in the first few days after the events, but the positions quickly recovered. In total, to date, Citigroup has incurred approximately $100 million of losses that we attribute to the events of March 2011, which is not material.

We have continued to review our potential loss estimates and do not believe at this time that there are any significant changes. In addition, these events had no discernable impact on our exposure to the Japanese government or our deferred tax asset.  Accordingly, while we will continue to review the situation, at this time, we do not intend to include disclosure specific to the events of March 2011 in our future filings.

28.       We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles.  We also understand that you may have involvement with municipalities as the underwriter of bond offerings, as a provider of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products.  Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities.  Please also consider providing this type of disclosure in your future filings in order to more clearly identify and summarize any risk concentration in this industry.

Citigroup has approximately $35 billion of trading, investment, derivative and lending exposures to state and municipal entities.  Note that Citigroup’s trading positions of $7,493 million (fair value) and investment securities of $18,183 million (amortized cost) are disclosed in Notes 14 and 15, respectively, in the 2010 Form 10-K.

As described in Note 22 of the 2010 Form 10-K, Citigroup has liquidity commitments to our customer Tender Option Bond (“TOB”) Trusts and other unconsolidated, customer-sponsored municipal investment funds, totaling [***], offset by reimbursement agreements in place with a notional amount of [***]. Citigroup provides approximately $0.6 billion in credit guarantees to municipal bonds owned by the TOB Trusts.

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Citigroup had net derivative exposure of approximately [***] (fair value), funded loan exposures of approximately [***] (applicable carrying amounts), and unfunded commitments of approximately [***], each as of December 31, 2010.  Derivatives are primarily interest rate swaps reported at fair value.  Off-balance sheet unfunded commitments include letters of credit, loan facilities and standby bond purchase agreements.

In response to the Staff’s comment, in future annual filings, Citi intends to provide additional disclosure similar to the following relating to its state and municipality exposures in Citi’s annual Concentrations of Credit Risk note:

“The Company’s exposure to state and municipalities amounted to $XX billion and $35 billion at December 31, 2011 and 2010, respectively, and is composed of trading assets, investment securities, derivatives and lending activities.”

Because a substantial portion of Citi’s state and municipal exposure is disclosed in detail throughout the notes of our filings as summarized above, we do not believe it is necessary to repeat that same information in the Concentrations of Credit Risk note.  In addition, we do not intend to provide detailed incremental note disclosure for state and municipal derivatives and lending exposures because such amounts are not material.  To the extent these exposures become more substantial in the future, we will reconsider separately disclosing these amounts at that time.

Please refer to our response to comment #29 for additional information on our exposure to auction rate securities.

Note 25. Fair Value Measurement, page 239

29.       We note your disclosure on page 242 related to Auction Rate Securities (ARS).  However, it is unclear from your disclosure where these securities are classified within your investment categories both within this footnote disclosure as well as in your investments footnote disclosure on page 186.  Further, it is unclear from your disclosure the amount of ARS you hold, as well as the related gross unrealized gains and losses on these securities, as of each period end.  Please tell us and revise future filings to provide this information, as well as to provide any other information you believe would be beneficial to readers.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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As of December 31, 2010 and December 31, 2009, Citi held the following amounts of Auction Rate Securities (ARS):

December 31, 2010 ($ in millions):

Classification	Principal Amount	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses
Trading	[***]	[***]	[***]	[***]
Available-for-Sale	[***]	[***]	[***]	[***]
Held-to-Maturity	[***]	[***]	[***]	[***]
Total	[***]	[***]	[***]	[***]

December 31, 2009 ($ in millions):

Classification	Principal Amount	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses
Trading	[***]	[***]	[***]	[***]
Available-for-Sale	[***]	[***]	[***]	[***]
Held-to-Maturity	[***]	[***]	[***]	[***]
Total	[***]	[***]	[***]	[***]

In the Fair Value Measurement note, trading ARS include primarily securitization positions and are classified as Asset-backed securities within Trading securities.  There are nominal amounts included within Corporate, State and Municipal and Equity Securities.  Available-for-sale ARS include primarily preferred instruments (primarily interests in closed-end mutual funds) and are classified as Equity Securities within Investments.  In our future filings, we will revise the Fair Value Measurement note to clarify where ARS are classified.

In the Investments note, substantially all available-for-sale ARS are classified within Equity Securities, as discussed above.  Because the remaining carrying values and gross unrealized

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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losses are not material, we do not believe that incremental note disclosure in future filings would be necessary or relevant for investors.  To the extent Citi’s holdings or gross unrealized gains/losses increase substantially, we will provide incremental disclosures in the Investments note, including a specific discussion of Citi’s assessment for credit impairment.

A substantial portion of ARS classified as held-to-maturity at December 31, 2009 were reclassified to Trading account assets on July 1, 2010 as part of the adoption of ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives.  For the ARS classified as held-to-maturity at December 31, 2010, all but $2 million principal amount and carrying value were reclassified to Trading account assets or sold during the first quarter of 2011.  Because the remaining amounts classified as held-to-maturity are nominal, we do not believe that incremental note disclosure in future filings would be necessary or relevant for investors.

Changes in Level 3 Fair Value Category, page 247

30.       We note your disclosure on page 250 that there was a $8.6 billion net transfer from Level 3 to Level 2 of securities sold under agreements to repurchase during 2009 due to the shortening of effective maturity dates on structured repos.  Please tell us in more detail how this fact drives the reclassification to Level 2, and as part of your response, please discuss the data used for this input both before and after the reclassification to Level 2.  Additionally, we note there was $4.1 billion of new transfers to Level 3 of fed funds sold and securities borrowed or purchased under agreements to resell during 2010.  Please tell us the circumstances regarding this transfer and discuss the inputs for which there is a lack of market information.

We note for the Staff that the Fair Value Measurement note disclosure table entitled Changes in Level 3 Fair Value Category, included in the 2010 Form 10-K, included a presentation misclassification whereby Level 3 structured reverse repo assets (as defined below) were incorrectly reported in the liability line item Federal funds purchased and securities loaned or sold under agreements to repurchase (also known as repo liabilities) for both 2008 and 2009.  These structured reverse repo assets were, however, correctly classified on Citi’s Consolidated Balance Sheet for all periods.  In the Changes in Level 3 Fair Value Category table for 2010, the Level 3 structured reverse repos were properly classified in the asset line item Fed funds sold and securities borrowed or purchased under agreements to resell.

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The following tables compare the previously reported amounts and revised amounts reflecting the correction of the presentation misclassification.  In future filings, we will present the revised amounts to correct the previous misclassifications in the Changes in Level 3 Fair Value Category tables in the Fair Value Measurement note.

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2009 - 2010
As Reported
Per Form 10-K (Assets)

		Net realized/ unrealized gains
		(losses) included in		Transfers in		Purchases,		Unrealized
	December 31,	Principal		and/or out		issuances and	December 31,	gains (losses)
(in millions of dollars)	2009	Transactions	Other	of Level 3		settlements	2010	still held
ASSETS

Fed funds sold and securities borrowed or purchased under agreements to resell	$0	$100	$0	$4,071	*	$740	$4,911	$374

Per Form 10-K (Liabilities)

LIABILITIES

Federal funds purchased and securities loaned or sold under agreements to repurchase	$2,056	$(28)	$0	$(878	)*	$55	$1,261	$(104)

2009 - 2010
Revised

			Net realized/ unrealized gains
			(losses) included in		Transfers in		Purchases,		Unrealized
	December 31,		Principal		and/or out		issuances and	December 31,	gains (losses)
(in millions of dollars)	2009		Transactions	Other	of Level 3		settlements	2010	still held
ASSETS

Fed funds sold and securities borrowed or purchased under agreements to resell	$1,127	*	$100	$0	$2,944	*	$740	$4,911	$374

LIABILITIES

Federal funds purchased and securities loaned or sold under agreements to repurchase	$929		$(28)	$0	$249	*	$55	$1,261	$(104)

* To effectuate the correct classification for structured reverse repos misclassified in 2008 and 2009, starting in 2010, Citigroup reflected a transfer out of Level 3 of $1,127 million in the liability line item Federal funds purchased and securities loaned or sold under agreements to repurchase and a transfer into Level 3 of the same amount in the asset line item Fed funds sold and securities borrowed or purchased under agreements to resell. These structured reverse repo assets were, however, correctly classified on Citi’s Consolidated Balance Sheet.

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2008 - 2009 **
As Reported
Per Form 10-K (Assets)

		Transfers in
	December 31,	and/or out	December 31,
(in millions of dollars)	2008	of Level 3	2009
ASSETS

Fed funds sold and securities borrowed or purchased under agreements to resell	$0	$0	$0

Per Form 10-K (Liabilities)

LIABILITIES

Federal funds purchased and securities loaned or sold under agreements to repurchase	$11,167	$(8,601)	$2,056

2008 - 2009**
Revised

		Transfers in
	December 31,	and/or out	December 31,
(in millions of dollars)	2008	of Level 3	2009
ASSETS

Fed funds sold and securities borrowed or purchased under agreements to resell	$9,828	$(8,777)	$1,127

LIABILITIES

Federal funds purchased and securities loaned or sold under agreements to repurchase	$1,339	$176	$929

** Note the above tables for 2008-2009 contain only the relevant transfer activity during 2009. They do not present amounts for the various other items that impact the rollforward. These structured reverse repo assets were, however, correctly classified on Citi’s Consolidated Balance Sheet.

Net transfers between Level 3 and Level 2 of the Fair Value Hierarchy for Fed funds sold and securities borrowed or purchased under agreements to resell (also known as “reverse repos”) are related to collateralized long-dated callable reverse repos with embedded optionality (“structured reverse repos”).  Quoted prices do not exist for structured reverse repos, so fair value is determined using a discounted cash-flow technique.  Cash flows are estimated based

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on the terms of the contract, taking into account the embedded optionality.  Expected cash flows are discounted using market rates based on repo curves (derived from the five-year agency rate) appropriate for the estimated maturity of the structured reverse repo adjusted for the nature and amount of underlying collateral.  Citigroup has noted that there is transparency and observability for repo curves with a tenor of up to only five years; thus, structured reverse repos that are expected to mature beyond the five-year point are generally classified as Level 3.

The primary factor driving the change in expected maturities in structured reverse repo transactions is the embedded call option feature that enables the investor (Citigroup) to elect to terminate the trade early.  The tightening or widening of the five-year agency curve has a direct effect in determining the estimated maturity date of structured reverse repos as follows:

•                  Spread widening (increase in the five-year agency rate) causes the effective call date to shorten; and

•                  Spread tightening (decrease in the five-year agency rate) causes the effective call date to lengthen.

The $8.6 billion net transfer of structured reverse repos from Level 3 to Level 2 during 2009 was primarily due to the increase in five-year agency rates from 195 basis points to 314 basis points during the same period.  The increase in five-year agency rates of 119 basis points caused the estimated maturity dates of certain structured reverse repos to shorten to less than five years, resulting in the transfer from Level 3 to Level 2.

The $4.1 billion of new transfers of structured reverse repos to Level 3 during 2010 included the [***] classification correction discussed above.  Approximately [***] of the transfer that increased Level 3 structured reverse repos was due to the decrease in five-year agency rates from 314 basis points to 211 basis points during 2010.  The decrease in five-year agency rates of 103 basis points caused the estimated maturity date of certain structured reverse repos to lengthen to greater than five years, resulting in the transfer from Level 2 to Level 3.  Finally, approximately [***] of structured reverse repos were modified, thus extending the expected call date beyond five years.

Items Measured at Fair Value on a Nonrecurring Basis, page 250

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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31.       We note your disclosure that items measured at fair value on a nonrecurring basis includes assets measured at cost that have been written down to fair value during the period as a result of impairment.  It would appear that this disclosure would therefore include impaired collateral-dependent loans that have been written down to fair value, as well as other real estate owned.  Please tell us why you have not included any of these types of assets in this disclosure.

The table presented on page 250, within the Items Measured at Fair Value on a Nonrecurring Basis section of the Fair Value Measurement note, includes all assets measured at fair value on a nonrecurring basis and includes both loans classified as held-for-sale as well as other real estate owned reported at fair value less costs to sell.  In future filings, we will state that this table “presents all assets that are carried at LOCOM…” rather than “all loans held-for-sale that are carried at LOCOM….” Further, to the extent material, we will separately disclose the amounts for loans held-for-sale and other real estate owned.

We have not historically included impaired collateral-dependent loans in this disclosure as we do not believe that they fall under the scope of ASC 820, Fair Value Measurements and Disclosures.  ASC paragraph 820-10-50-5 requires disclosure of assets and liabilities measured at fair value on a nonrecurring basis during the period.  This includes impaired assets, but only those where the impairment guidance for that type of asset requires or permits the write-down of the asset to its fair value (e.g., long-lived assets, goodwill and other intangibles).  Fair value of the asset is defined by ASC 820 as “the price that would be received to sell an asset…in an orderly transaction between market participants at the measurement date.”  Although impaired collateral-dependent loans are written down to the fair value of their collateral less costs to sell, this is only a measurement that reflects credit impairment of the loans and is not meant to represent the fair value of those loans, as defined by ASC 820. Based on the above, we have concluded that impaired collateral-dependent loans do not fall within the scope of the required disclosures for assets measured at fair value on a nonrecurring basis.

Note 26. Fair Value Elections, page 251

Certain consolidated VIEs, page 254

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32.       We note your disclosure that the fair value of mortgage loans of each VIE is derived from the security pricing, and thus where substantially all of the long-term debt of a VIE is valued using Level 2 inputs, the corresponding mortgage loans are classified as Level 2.  Otherwise, the mortgage loans of a VIE are classified as Level 3.  Please tell us in more detail how you determined the fair value of the mortgage loans in the VIE, as well as how you concluded that the classification of the long-term debt should drive the classification of the mortgage loans.

A mortgage-backed securitization is established as a static vehicle in which all cash flows (after administrative and servicing fees) from the loans pass-through to the beneficial interest holders.  In essence, the investor in a mortgage-backed securitization is paying for the cash flows of the underlying mortgage loans.  Therefore, the “exit price” for the beneficial interests of the securitization should equal the value of the underlying mortgage loans.  Although the non-agency-sponsored mortgage-backed securities secondary market has become less active, it is more active than the market for the underlying mortgage loans.  Therefore, there is more objective and verifiable evidence regarding the value of the beneficial interests, which in turn results in a more reliable “exit price” for the underlying mortgage loans.  In addition, given that the holders of the beneficial interests in these trusts have essentially purchased the cash flows of the securitized loans, using the fair values of those beneficial interests in valuing the loans is consistent with the “exit price” concept under ASC 820.

Because the underlying value of the mortgage loans held by the securitization entity is derived from the inputs (Level 2 or Level 3) into the valuation of the beneficial interests, we believe it is appropriate to classify the loans in a consistent manner within the fair value hierarchy.

Note 28. Pledged Securities, Collateral, Commitments and Guarantees, page 257

Loans sold with recourse, page 258

33.       We note your disclosure that loans sold with recourse represent your obligation to reimburse the buyers for loan losses under certain circumstances.  Please respond to the following:

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•                  Tell us the types of situations where you sell or securitize loans and provide recourse to the purchaser and clarify whether it relates to some of the transactions discussed on page 93;

Citi provided recourse to purchasers in connection with the sale of certain businesses and loan portfolios, including sales through securitizations. These transactions are not included in those discussed on page 93.

•                  Tell us whether recourse is provided in sales or securitizations where you also provide representation and warranty guarantees; and

Typically, such recourse is provided on business and portfolio sales along with other guarantees that cover both general and transaction-specific representations and warranties.

•                  Tell us the typical time period that the recourse provisions last and discuss the types of credit-related events which are covered by your recourse provision.

The typical duration of the recourse provisions related to the sale of a business is short-term in nature.  In these transactions, the recourse provisions cover [***] from closing, as specified by the contract, [***].  The recourse provision for a loan portfolio sale generally covers the life of the loans. In both situations, the recourse provision covers losses on loans [***].

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Non-Employee Director Compensation Table, page 42

34.       Please confirm that in future filings you will disclose the portion of the cash retainer, which was paid in the form of common stock at the election of the director, under the

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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column for “Fees Earned or Paid in Cash” rather than the column for “Stock Awards.”  See our guidance in Regulation S-K Compliance and Disclosure Interpretation 119.03.

Citi confirms that in future filings we will disclose the portion of the cash retainer, if paid in the form of common stock at the director’s election, under the column for Fees Earned or Paid in Cash rather than the column for Stock Awards.

Compensation Discussion and Analysis, page 46

35.       Please provide us with draft disclosure to be included in future filings that discusses whether and, if so, how the registrant has considered the results of the 2009 shareholder advisory vote on executive compensation in determining compensation policies and decisions and, if so, how that consideration affected your executive compensation decisions and policies.  See Item 402(b)(1)(vii) of Regulation S-K.

Citi notes for the Staff that Item 402(b)(1)(vii) of Regulation S-K, the requirement for a registrant to disclose how it considered the results of the previous shareholder advisory vote on executive compensation required by Section 14A of the Exchange Act or Rule 14a-20 of Regulation 14A, was not applicable to Citi’s March 10, 2011 proxy statement (“2011 Proxy Statement”) because it was filed before the effective date of this Item.  Accordingly, Citi did not provide this disclosure as it was not yet required.

In addition, as disclosed in our Form 8-K filed on April 26, 2011, Citi received a favorable advisory vote on executive compensation of 92.9% in 2011, and the votes held in 2010 and 2009 resulted in similar very high favorable percentages.  Given these consistently favorable votes of our shareholders, we believe it is premature to speculate how, if at all, future compensation policies and decisions may be affected by the most recent advisory vote.  The Personnel and Compensation Committee of the Board of Directors of Citigroup (the “P&C Committee”) has not yet considered how the results of the 2011 vote may affect future policies and decisions, so any draft disclosure prepared at this time would be speculative and could potentially be quite different from the actual disclosure for next year’s proxy statement.  This is especially the case given that the structure of named executive officer compensation for 2009 and 2010 was largely driven by the Emergency Economic Stabilization Act of 2008,

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as amended, which is no longer applicable to Citi’s named executive officer compensation.  As such, Citi is unable to provide draft disclosure to the Staff at this time.  However, we will of course comply with Item 402(b)(1)(vii) of Regulation S-K in our future filings, including whether and, if so, how, the P&C Committee took into account the prior advisory votes on Citi’s executive compensation.

Salary stock awards, page 49

36.       Please tell us the factors considered when determining the size of the salary stock awards.  For example, please discuss for each named executive officer the company results through the award date that were considered by the committee, describe the type of market compensation that was considered, and how compensation history was considered when determining the size of the awards.

Citi notes for the Staff that the factors considered by the P&C Committee in determining the size of the salary stock payments were disclosed on page 49 of the 2011 Proxy Statement.

The factors listed on page 49 were:  Citi results through the award date, market compensation information, compensation history, the executive’s role and responsibilities, and the P&C Committee’s preliminary views of overall Citigroup and management performance in 2010.  In determining the size of the salary stock payments, the P&C Committee considered the same Citigroup results for each named executive officer.  The results considered were: 1) Citi’s year—to-date performance against 2010 priorities included in the 2009 Form 10-K, such as preserving Citi’s high levels of capital, liquidity and reserves; mitigating credit costs; sustaining the momentum of Citicorp operating businesses from their strong 2009 performance; and continuing the reductions of assets in Citi Holdings; and 2) how well Citi’s franchise has been maintained, through strong leadership provided by the executive group, effectively managing retention of key employees and attracting key new talent throughout a challenging period.  The compensation history and market compensation considered for each named executive officer was the total compensation of each executive for 2008 and 2009, with total compensation defined as base salary, salary stock and, to the extent applicable, the nominal amount of incentive award for performance during the applicable year.

Risk rating, page 51

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37.       Please provide us with draft disclosure to be included in future filings that quantifies the risk rating received by each of the named executive officers.  Your draft disclosure should also discuss what role the risk rating played in awarding incentive compensation.

As disclosed on pages 49 and 51 of the 2011 Proxy Statement, the risk rating that each named executive officer received for 2010 was considered a threshold or “gating” factor.  If a named executive officer had received a negative rating on his risk behavior attributes, his incentive compensation would have been considered for elimination or, at a minimum, a reduction over the amounts that otherwise would have been awarded.  Even if a named executive officer received a positive rating, which all of our named executive officers did, that rating was not determinative of his incentive compensation award (if any).  Rather, a positive risk rating allowed our named executive officers to pass the “gate” for consideration by the P&C Committee to be awarded incentive compensation based on other factors (i.e., overall Citigroup performance, individual performance and significance of role and market data).  As disclosed on page 51 of the 2011 Proxy Statement, the risk rating system essentially resulted in a qualitative assessment of the applicable named executive officer’s actions in managing risk.

Citi advises the Staff that it has not determined whether or not it will use a risk rating system (or, even if it does, the same risk rating system) in connection with awarding named executive officer incentive compensation with respect to 2011.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 2.02

38.       It appears that the exhibits and schedules were omitted from the Amended and Restated Joint Venture Contribution and Formation Agreement when it was filed on a Form 8-K on June 3, 2009.  Please amend the Form 8-K and refile the agreement in its entirety.

As Citi previously responded to the Staff in its comment response letter dated June 10, 2009 (in response to comment #6 in the Staff’s comment letter to Citi dated June 5, 2009), Citi has

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concluded that the schedules and exhibits to the Amended and Restated Joint Venture Contribution and Formation Agreement (the “JV Agreement”) are not required to be filed pursuant to Item 601(b)(2) of Regulation S-K.  Specifically, Item 601(b)(2) of Regulation S-K provides that “schedules (or similar attachments)” to agreements that are required to be filed under Item 601(b)(2) are not required to be filed unless such schedules contain information “that is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”  Based on its review, as we previously responded, Citi has concluded that the material terms and conditions of the joint venture transaction are contained in the JV Agreement filed as Exhibit 2.02 to Citi’s 2009 Form 10-K and 2010 Form 10-K (as well as intervening Forms 10-Q).  Accordingly, the schedules and exhibits to the JV Agreement are not required to be filed, in accordance with Item 601(b)(2) of Regulation S-K.

We note that, as required by Item 601(b)(2) of Regulation S-K, the table of contents of the JV Agreement contains a list briefly identifying the contents of all omitted schedules and exhibits.  Citi agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Form 10-Q for the Quarterly Period ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

First Quarter 2011 Executive Summary, page 5

39.       We note your disclosure that you reported first quarter of 2011 net income of $3.0 billion.  We also note your disclosure on page 6 that the net release of the allowance for loan losses and unfunded lending commitments was $3.3 billion in the first quarter of 2011.  Given that one of the most significant and prominent drivers of your net profit during the quarter was due to allowance for loan loss releases, we believe this fact should be more prominently disclosed and discussed when discussing Citigroup’s net income results.

We understand the Staff’s comment and concern.  We note for the Staff that, as the Staff is likely aware, a portion of Citi’s net loan loss reserve release for the first quarter of 2011

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related to the actual recognition of net credit losses (NCL) during the quarter.  Specifically, for the first quarter of 2011, NCL’s totaling $6.3 billion ($7.1 billion in gross write-offs offset by $0.8 billion in recoveries) were charged to the Allowance for loan losses.  These NCLs were partially offset by a $3.0 billion provision for the remaining portfolio, resulting in a $3.3 billion net release of the allowance for loan losses and unfunded lending commitments.

In our allowance for credit losses and provision for credit losses roll forward, we show the NCLs as a reduction to the loan amount and the allowance with a corresponding replenishment of the allowance and an income statement expense.  Quarterly, we evaluate our total allowance for credit losses requirement and then either build or release reserves (both SFAS 5 reserves and SFAS 114 reserves) through the income statement in order to properly reflect losses inherent in our portfolios and the appropriate reserve needs for the loan portfolio.  A portion of the SFAS 5 reserve releases relates to loans that were written off during the quarter.  The SFAS 114 net build was reduced by approximately [***] of releases related to loans that had been reserved in prior periods and were written off during the first quarter of 2011.

Citi provides the detailed components and roll forward of our allowance for loan losses and provision for credit losses in our quarterly financial data supplements (see, e.g., pages 37-39 of the first quarter of 2011 quarterly financial data supplement furnished on Form 8-K, dated April 18, 2011).

FICO and LTV Trend Information - U.S. Consumer Mortgage Lending, page 49

40.       We note your tables showing the 90+ days past due rates for both residential mortgages and home equity loans over the past five quarters.  Tell us, and expand your disclosures in future filings to discuss, the key factors driving why you believe the residential first mortgages have experienced higher delinquency rates over the home equity loans, which are more commonly in a second lien position.  Also, please discuss the factors which you believe are causing the delinquency rates to decrease disproportionately faster for the residential first mortgages, as compared to the home equity loans, and discuss your expectations as to whether you believe this trend will continue and why.

Residential first mortgage loans historically have experienced higher delinquency rates as compared to home equity loans, which are commonly a second lien position.  We believe the

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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primary contributing factor to the higher delinquency rates is that residential first mortgage loans are not fully charged off and removed from the delinquent population until full disposition (e.g., through foreclosure), whereas home equity loans are, many times, fully charged off at 180 days past due (“dpd”) and removed from the delinquency calculation.  In other words, home equity loans roll out of the population at a quicker pace after becoming 90+ dpd.  Due to the recent longer timelines to foreclose on a residential first mortgage, the 90+ dpd delinquency rates of these mortgages remain higher, as disclosed on page 36 of our First Quarter 2011 Form 10-Q.  In addition, Citi restricted originations of home equity loans beginning in mid-2007 to only our retail channel, as disclosed on page 48 of our First Quarter 2011 Form 10-Q. This policy change reduced volume which is now limited to high FICO, low LTV borrowers. We do not plan to expand our disclosures to include the above factors as we believe, based on our experience, the drivers of delinquency and net credit loss trends for these loans, as set forth below, are more useful and meaningful information to the reader of our filings.

Further, we believe that our disclosures currently provide a description of why delinquency rates have decreased disproportionately faster for residential first mortgages as compared to home equity loans.  For example, page 44 of the MD&A of our First Quarter 2011 Form 10-Q states:

“For residential first mortgages, delinquencies of 90 days or more were down for the fifth consecutive quarter, and were down more than 50% from the year-ago period. Net credit losses increased slightly from the fourth quarter of 2010 due to lower recoveries, but were down approximately 24% from the year-ago period. The sequential decline in residential first mortgage delinquencies was mostly due to Citi’s continued asset sales and trial modifications converting into permanent modifications. During the first quarter of 2011, Citi sold approximately $1.1 billion in delinquent first mortgages, and has sold approximately $6 billion of delinquent mortgages since the beginning of 2010. In addition, over the past eight quarters, Citi has converted approximately $5.3 billion of trial modifications under Citi’s loan modification programs to permanent modifications, more than three-quarters of which were pursuant to the U.S. Treasury’s Home Affordable Modification Program (HAMP).”

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Home equity loans have decreased at a slower rate because of a lack of a market for delinquent home equity loans and less robust modification programs.  [***].

Derivatives, page 74

Fair Valuation Adjustment for Derivatives, page 74

41.       We note that your total CVA contra-asset account for monoline counterparties has decreased from $5.6 billion at December 31, 2009, to $1.5 billion at December 31, 2010, to $1 million as of March 31, 2011.  The footnotes to the tables indicate that the reductions are due to utilizations/releases during the respective periods.  Please clarify whether the decreases are primarily driven by releases versus utilizations during the period.  Additionally, please tell us and disclose in future filings if the low level of contra-asset valuation allowances as of March 31, 2011 is expected to continue, and clarify whether it is due to reduced exposure in terms of activity with the monolines, and if so whether that trend is expected to continue, or determination that the credit risk of the monoline counterparties has improved.

The decrease in the CVA monoline balances can primarily be attributed to utilizations during the respective periods with AMBAC and MBIA as a result of settlements with AMBAC and MBIA, which eliminated the exposure to both companies.  Unless Citi engages in new transactions with these or other monoline counterparties, there is no expectation that monoline CVA contra-asset balances will increase. Citi does not intend to disclose the above information, as we do not believe it is material.

Note 6. Principal Transactions, page 93

42.       We note your disclosure that principal transactions revenue consists of realized and unrealized gains and losses from trading activities, which include revenues from fixed income, equities, credit and commodities products, as well as foreign exchange transactions.  We also note your disclosure on page 145 that you take proprietary

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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trading positions in credit derivatives.  However, it is not clear from your disclosure how much of this revenue was generated from your proprietary trading business.  We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward.  Accordingly, please revise your future filings to separately discuss the following:

•                  Disclose your revenues earned from proprietary trading activities.

Citi advises the Staff that it believes investors are aware that stand alone “bright line” proprietary trading, as described in the Financial Stability Oversight Committee’s (“FSOC”) study released January 2011, does not constitute a significant amount of Citi’s results of operations.  For example, as we publicly stated during our fourth quarter of 2010 earnings call (January 18, 2011), proprietary trading represented less than 2% of Citi’s overall 2010 revenues. During the first quarter of 2011, proprietary trading revenues were approximately [***] out of our total Citicorp business segment revenues of $16.5 billion for the quarter. Accordingly, as we have publicly stated, “bright line” proprietary trading does not have a material impact on Citi’s business or results of operations and, as a result, Citi does not believe separate quantification of this revenue number is material, necessary or useful for investors.

Citi’s inclusion of the risk factor on page 54 of the 2010 Form 10-K was primarily to emphasize to investors and readers the uncertainty surrounding the implementation of the Volcker rule and its impact on Citi — specifically, as we note on page 54, (i) the uncertainty surrounding the ultimate scope of permissible trading activities, (ii) the potential international, competitive implications of the trading restrictions, and (iii) the potential for divestment of certain of Citi’s funds-related activities in illiquid markets.  In our view, as reflected in this risk factor, the risk on which investors should be focused currently is not the guessing game of what activities regulations will ultimately determine fall into which buckets, as to which we cannot make any useful or meaningful assessments, but rather the impact of the uncertainty resulting from the current situation.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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•                  Clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

•                  Clearly identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes.  Clearly disclose how you differentiate such activities.  Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

Citi believes disclosure of the type requested by the Staff above is premature and not meaningful at this time.  This is particularly true given the relative insignificance of “bright line” proprietary trading to Citi’s overall business and results of operations, as described above, and the continued uncertainty with respect to any possible implementation of the proprietary trading aspects of the Volcker rule to Citi activities.

As mentioned above, in January 2011, the FSOC completed a study pursuant to section 619 of The Dodd-Frank Wall Street Reform and Consumer Protection Act.  While the study titled “The Study & Recommendations on Prohibitions on Proprietary Trading & Certain Relationships with Hedge Funds and Private Equity Funds,” lays out fundamental principles, we believe it is clear across the industry and with the regulators that there is a wide range of potential business income impacts which are entirely dependent on clear definitions of activities.  While the proposed rules will provide some additional guidance on these matters, there will not be final, clear guidance until final rules and definitions are in place. As the Staff is aware, final regulations are currently required to be in place by October 21, 2011, with effectiveness to occur twelve months after such rules are final or on July 21, 2012, whichever is earlier.  Financial institutions then have two years from the effective date, with opportunities for additional extensions, to bring their activities and investments into conformance.  Thus, in effect, at a minimum we are three years away from the full implementation of the proprietary trading restrictions under the Volcker rule, and potentially much later than that.

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What is clear at this point is that what is described in the study as stand alone “bright line” proprietary trading will be prohibited under the final rules.  However, as discussed above, this business is not material to Citi’s overall results of operations.  With respect to identifying other activities in our business that may be “scoped into” any final regulatory definition of proprietary trading, we believe that inclusion of such disclosure at this time would be conjectural in nature and not material or useful to investors.  Similarly, until there is some further indication of the direction the regulators are going with respect to any potential future, broader prohibitions or limitations on these type of activities, we cannot ascertain the potential impact on our business or results of operations beyond conjecture and, accordingly, believe that attempting to provide disclosure at this point to our investors could be misleading and of no value.

Of course, as the proposed rules to implement the proprietary trading aspects of the Volcker rule are issued, and as the final rules are determined, Citi will continue to evaluate the estimated impact, if any, on our business.

•                  Discuss the expected effects of the Volcker rule on your business units that sponsor or invest in private equity or hedge funds.  Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Citi Capital Advisors (“CCA”) is the primary business unit within Citi that sponsors private equity and hedge funds.  We note that the Volcker rule does not prohibit Citi from continuing to operate this business on a going forward basis.  In fact, Citi has publicly stated that CCA is a highly valued part of our core franchise in Citicorp. The Volcker rule does, however, impose restrictions on Citi’s ability to invest and maintain investments in its sponsored private equity and hedge funds.  Specifically, as the Staff is aware, the law prohibits investing (i) more than 3% of the total capital of any fund, and (ii) in private equity and hedge funds in the aggregate more than 3% of Citi’s Tier 1 Capital.

With respect to the fund by fund limitation, as required, Citi intends to reduce its percentage of proprietary capital invested in each of its sponsored liquid funds to 3%, through redemption of Citi’s proprietary capital, by raising additional client capital or a

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combination of both methods, by the conformance date (currently anticipated to be July 2014 or, including all extensions that may be granted by the Federal Reserve Board, July 2017).  With respect to Citi’s proprietary ownership interests in illiquid funds covered under the Volcker rule, Citi supplementally advises the Staff that it intends to either obtain extensions from the Federal Reserve Board to continue to hold such interests in excess of the 3% limitation or sell such interests in the secondary market prior to the conformance date referenced above.  As we clearly disclose in the risk factor on page 54 of the 2010 Form 10-K, if the Federal Reserve Board does not grant any such extension, there is a risk that sales in the secondary market could be at a substantial discount, given the collective impact on Citi and similarly situated industry participants; however, there is no way to know with any degree of certainty, at this point, what the timing or impact to Citi could be.

With respect to the Tier 1 Capital limitation, we note for the Staff that the amount of Citi proprietary capital invested in CCA sponsored funds was only approximately [***] of the dollar amount of Citi’s Tier 1 Capital (under Basel I) as of March 31, 2011.  In addition to the capital invested in CCA funds, Citigroup has other investments in private equity and hedge funds, the overwhelming majority of which are held within Citi Holdings and, as such, are already in the process of being divested.

Importantly, however, Citi does not believe that its CCA business, as a whole, is material to its overall results of operations and, as a result, the steps it currently anticipates taking in order to bring Citi into compliance with the private fund provisions of the Volcker rule are not material.  CCA as a whole represented approximately [***] of Citi’s pre-tax income during fiscal year 2010, and the amount of proprietary capital invested in CCA sponsored investment funds represented approximately [***] of Citi’s total assets as of December 31, 2010.  Similar to the proprietary trading aspects of the Volcker rule, however, the rules and regulations implementing the fund provisions of the Volcker rule have not yet been proposed or adopted.  As these proposed rules are issued and the final rules are determined, Citi will continue to evaluate the estimated impact, if any, on our CCA business.

43.       As a related matter, we note your disclosure that net interest revenue related to trading activities is not included in this footnote disclosure.  Please revise future

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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filings to clarify where these revenues are recorded.  For example, tell us whether it is included in trading account assets interest revenue and trading account liabilities expense as shown on page 92.  Further, as requested above, please revise future filings to disclose information related to your proprietary trading activities that are recorded within your net interest revenue and expense line items.

In future filings, we will include a cross-reference within our Principal Transactions note to notify the reader that information related to net interest revenue related to trading activities can be found in our Interest Revenue and Expense note (page 92 of our First Quarter 2011 Form 10-Q) and our Interest Revenue/Expense and Yields discussion within MD&A (pages 68-72 of our First Quarter 2011 Form 10-Q). As noted in our response to comment #42 above, we do not believe our proprietary trading activities constitute a significant portion of Citi’s operating revenues. However, as the rules to implement the proprietary trading aspects of the Volcker rule are finalized, Citi will continue to evaluate the estimated impact, if any, on our business.

Note 11. Investments, page 98

44.       We note significant unrealized losses related to your state and municipal securities at both March 31, 2011 and December 31, 2010.  We further note your disclosure on page 105 that these securities consist mainly of bonds that are financed through Tender Option Bond programs, and that your credit impairment process is largely based on third-party credit ratings.  Please address the following:

•                  Provide us with a listing of your state and municipal securities that are in an unrealized position in excess of 12 months with a loss severity greater than 15% at March 31, 2011, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position.

•                  Provide us a detailed description of the other-than-temporary impairment (OTTI) analysis you performed on these securities as of March 31, 2011.  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

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Please see Appendix 1 (filed separately) that lists state and municipal available-for-sale (AFS) securities that are in an unrealized loss position in excess of 12 months with a loss severity greater than 15% at March 31, 2011.

Citigroup reviews state and municipal securities in an unrealized loss position each quarter using current external credit ratings and financial-related news sources as the primary evidence to determine whether further assessment of credit impairment is required.  Consideration is also given to adjustments of the cost basis of state and municipal AFS securities attributable to fair value hedge accounting of interest rate risk.

As described on page 105 in Note 11 of the First Quarter 2011 Form 10-Q, individual bond positions financed through Tender Option Bond programs must meet minimum credit rating requirements, and the average AFS portfolio credit rating, ignoring any insurance, is Aa3/AA-.   Citigroup monitors the bond issuer and insurer ratings on a daily basis.   In the event of a downgrade of the AFS security below Aa3/AA-, the subject AFS security is specifically reviewed for potential shortfall in contractual principal and interest.

The remainder of Citigroup’s state and municipal AFS securities that have not been publicly rated or have a current rating below Aa3/AA- are specifically reviewed for credit impairment based on instrument-specific estimates of cash flows, probability of default and loss given default.  These factors are reviewed as facts and circumstances warrant.

As shown in Appendix 1, on an amortized cost basis, [***] of the total state and municipal AFS securities are rated at least Aa3 or AA- by Moody’s or S&P [***] out of the [***] portfolio in Appendix 1).

We believe the strong credit ratings are representative of the credit risk of the state and municipal AFS securities, which lessens the importance of considering the duration of the period that the unrealized losses remain outstanding.  Therefore, we believe there are no credit impairments to be recognized within the portfolio as of March 31, 2011.

Note 12. Loans, page 108

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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45.       We note your disclosure on page 114 that cash-basis corporate loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a “sustained period” of repayment performing in accordance with the contractual terms.  Please tell us and revise future filings to better describe the term “sustained period” of repayment.

We will revise our future filings to state that a “sustained period” of repayment performance is generally six months of repayment according to the contractual terms of the loan.

Note 19. Fair Value Measurement page 148

Changes in Level 3 Fair Value Category, page 155

46.       We note your disclosure that you had a $1.5 billion transfer of federal funds sold and securities borrowed or purchased under agreements to resell to Level 2 during the first quarter of 2011 primarily due to a decrease in expected maturities on certain structured reverse repos resulting in more observable pricing.  We also note that during 2009 you transferred $8.6 billion of securities sold under agreements to repurchase from Level 3 to Level 2 as effective maturity dates on structured repos had shortened.  Please tell us the factors driving the reduction in expected maturities on the reverse repos transactions later than on the regular repos transactions.  Please also tell us whether you believe differences in the types of securities for which you are willing to enter into repo versus reverse repo transactions is the cause.

Please note Citigroup’s response to the Staff’s comment #30 above which, in part, addresses the Staff’s question regarding the timing of certain Level 3 transfers outlined above.

The $1.5 billion transfer of structured reverse repos from Level 3 to Level 2 during the first quarter of 2011 was primarily due to the increase in five-year agency rates from 211 basis points to 236 basis points during the same period.  The increase in five-year agency rates of 25 basis points caused the estimated maturity date of certain structured reverse repos to shorten to less than five years resulting in the transfer from Level 3 to Level 2.

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All of Citigroup’s structured reverse repo transactions in Level 3 involve agency securities.  Because the critical terms of those agency securities are relatively consistent, the underlying collateral for the structured reverse repo transactions does not cause fluctuations in Level 3 classifications.

Note 23. Contingencies, page 171

47.       You disclose that on April 13, 2011 Citibank, N.A. entered into a Consent Order with the Office of Comptroller of the Currency, and Citigroup Inc. and CitiFinancial Credit Company entered into a Consent Order with the Federal Reserve Board.  Please provide us with draft disclosure to be included in future filings that specifically describes the affirmative and corrective actions that you have agreed to undertake.  The draft disclosure should also discuss the steps taken or to be taken to comply with such actions and describe any material impact on your future operations.

The affirmative and corrective actions that the Citigroup entities agreed to undertake are set forth clearly and at length in the Consent Orders themselves, which are publicly available.  For the Staff’s benefit, the specific undertakings of Citibank, N.A. are set forth in Articles II-XI, pages 3-24, of the OCC Consent Order.  The specific undertakings of Citigroup Inc. and CitiFinancial Credit Company are set forth in paragraphs 1-9, pages 4-10, of the Federal Reserve Board Consent Order.  Citigroup’s disclosure (page 171 of the First Quarter 2011 Form 10-Q) provides electronic links through which the Consent Orders may be accessed:

A copy of each of the Consent Orders is available at http://www.occ.gov/news-issuances/news-releases/2011/nr-occ-2011-47c.pdf and http://www.federalreserve.gov/newsevents/press/enforcement/enf20110413a2.pdf, respectively.

Accordingly, any investor may learn exactly what those undertakings are simply by clicking on the links provided in the disclosure.  We note also that the undertakings of the major mortgage servicers, including Citigroup, were broadly similar across the industry and widely reported in national media.  Because the undertakings are clearly described in public documents to which Citigroup has provided ready electronic access in its disclosure, Citigroup

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does not believe that a recitation in its future filings of the undertakings set forth in the Consent Orders, particularly in the context of its Contingencies disclosure, would be helpful or informative for investors.

In addition, as contemplated by the Consent Orders, the specific steps that the Citigroup entities will take to comply with their respective undertakings in the Consent Orders remain under discussion with the OCC and the Federal Reserve Board.  In any event, as we noted in our earnings call for the first quarter of 2011 (April 18, 2011), Citigroup does not currently believe that the annual cost of compliance with the undertakings in the Consent Orders will have a material impact on its consolidated financial condition or results of operations.  Once the steps Citigroup will take have been definitively agreed with the regulators, Citigroup will reconsider this assessment and will include appropriate additional disclosure in its future filings to the extent it concludes that its implementation of the Consent Orders would be reasonably likely to have a material effect on its results of operations.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer

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Appendix 1 - Citigroup Response Comment #44

Available-for-Sale State and Municipal Securities

March 31, 2011

Bond Cusip	Description	Amortized Cost*	Bond Mkt Value	Total Amount of Unrealized Loss	% loss **	Moody’s Rating***	S&P Rating***

[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Appendix 1 - Citigroup Response Comment #44

Available-for-Sale State and Municipal Securities

March 31, 2011

Bond Cusip	Description	Amortized Cost*	Bond Mkt Value	Total Amount of Unrealized Loss	% loss **	Moody’s Rating***	S&P Rating***

[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Appendix 1 - Citigroup Response Comment #44

Available-for-Sale State and Municipal Securities

March 31, 2011

Bond Cusip	Description	Amortized Cost*	Bond Mkt Value	Total Amount of Unrealized Loss	% loss **	Moody’s Rating***	S&P Rating***

[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Appendix 1 - Citigroup Response Comment #44

Available-for-Sale State and Municipal Securities

March 31, 2011

Bond Cusip	Description	Amortized Cost*	Bond Mkt Value	Total Amount of Unrealized Loss	% loss **	Moody’s Rating***	S&P Rating***

[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]     The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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